Sub-Item 77M
Mergers
2-34393, 811-1879

On March 15, 2013, Janus Worldwide Fund was the surviving fund in a reorganization. All of the assets and liabilities of Janus Global Research Fund were transferred to Janus Worldwide Fund. The transaction was approved by the Board of Trustees at a special meeting held on August 30, 2012 and by shareholders of Janus Global Research Fund on March 8, 2013. The circumstances and details of the merger are contained in the December 19, 2012 SEC Filing, Conformed Submission Type N-14/A, accession number 0000950123-12-013872 and such filing is herein incorporated by reference as an exhibit to the Sub-Item 77M of Form N-SAR.